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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 08 2015
REGISTRATIONS BRANCH
19

SECUR 15045054 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24680

24680

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gunn & Company Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 Navarro, Suite 406
(No. and Street)

San Antonio (City) Texas (State) 78205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert G. Gunn, III 210-222-2711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haass, Lindow and Campsey, P.C.
(Name – *if individual, state last, first, middle name*)

8122 Data Point, Suite 830 (Address) San Antonio (City) Texas (State) 78229 (Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/20/15

OATH OR AFFIRMATION

I, Robert G. Gunn, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gunn & Company, Incorporated, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA A ADAMS
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
09-19-2016

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAASS, LINDOW & CAMPSEY

A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors
Gunn & Company Incorporated
San Antonio, Texas

We have audited the accompanying financial statements of Gunn & Company Incorporated, which comprise the statement of financial position as of December 31, 2013, and the related statements of income, stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gunn & Company Incorporated as of December 1, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. The supplementary information contained on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haass, Lindow & Campsey
A Professional Corporation
January 17, 2014

Lawrence Haass, CPA • Bruce L. Lindow, CPA • Arthur Campsey, Jr., CPA
8122 DATAPOINT, SUITE 830, SAN ANTONIO, TEXAS 78229 (210) 697-0660 FAX: (210) 697-9177
www.hlcpa.com

GUNN & COMPANY INCORPORATED

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

	Allowable	Non-allowable	Total
Cash and cash equivalents	$ 2,674	$ -	$ 2,674
Cash-restricted	10,000	-	10,000
Other assets:			
Miscellaneous	-	213	213
	12,674	213	12,887
Total assets	$ 12,674	$ 213	$ 12,887

LIABILITIES AND STOCKHOLDER'S EQUITY

	A.I. liabilities	Non A.I. liabilities	Total
Liabilities:			
Accounts payable	$ -	$ -	$ -
Total current liabilities	$ -	$ -	-
Stockholder's equity:			
Common stock			1,000
Paid-in capital			5,000
Retained earnings			6,887
Total stockholder's equity			12,887
Total liabilities and stockholder's equity			$ 12,887

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

STATEMENT OF INCOME

Year Ended December 31, 2013

Revenue:	
Commissions:	
Commissions on transactions in listed equity securities executed on an exchange	$ 113,617
All other securities commissions	-
Total securities commissions	113,617
Revenue from sale of investment company shares	5,392
Other revenue	2,024
Total revenue	121,033
Expenses:	
Commissions paid to other broker-dealers	6,092
Other expenses	114,985
Total expenses	121,077
Net loss before income tax expense	(44)
Income tax benefit	-
Net loss	$ (44)

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

STATEMENT OF STOCKHOLDER'S EQUITY

Year Ended December 31, 2013

	Capital stock	Paid-in capital	Retained earnings	Total
Balances-January 1, 2013	$ 1,000	$ 5,000	$ 6,931	$ 12,931
Net loss for the year ended December 31, 2013	-	-	(44)	(44)
Balances-December 31, 2013	$ 1,000	$ 5,000	$ 6,887	$ 12,887

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

STATEMENT OF CASH FLOWS

Year Ended December 31, 2013

Cash flows from operating activities:		
Net loss	$	(44)
Decrease in accounts payable		(445)
Net cash used by operating activities		(489)
Cash and cash equivalents-January 1, 2013		3,163
Cash and cash equivalents-December 31, 2013	$	2,674
Schedule of supplemental cash flow information:		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

Year Ended December 31, 2013

Balance-January 1, 2013	$ -
Balance-December 31, 2013	$ -

See accompanying notes and independent auditors' report

NOTES TO FINANCIAL STATEMENTS

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is primarily in the investment banking and securities trading business.

Cash equivalents - Cash equivalents consist primarily of treasury bills and notes, certificates of deposit, repurchase agreements and commercial paper with original maturities of 90 days or less. Certificates of Deposit and other securities with original maturities over 90 days are classified as short-term investments. Cash equivalents and short-term investments are stated at cost, which approximates market value.

Estimates - The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Advertising – Advertising costs, which are principally included in other expenses, are expensed as incurred. Advertising expense was $0 for the year ended December 31, 2013.

2 RELATED PARTY TRANSACTIONS

The parent company of Gunn & Company Incorporated is a subsidiary of another corporation to which administrative expenses are paid. Administrative expenses of $108,000 were expensed to the "grandparent" corporation during 2013.

3 NET CAPITAL REQUIREMENT

The Company is required to comply with a Securities and Exchange Commission regulation which provides that the Company maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. At December 31, 2013, the Company's net capital of $12,674 exceeded required net capital of $5,000 by $7,674 and its capital ratio was in compliance.

4 RESTRICTED CASH

Gunn and Company Incorporated is required to maintain a minimum cash balance of $10,000 with Southwest Securities, Inc. for the processing of specified security transactions.

5 INCOME TAXES

The company has an operating loss of $44 for the year ended December 31, 2013. The Company files a consolidated tax return and has had net operating losses in prior years and the current year, that were included in those consolidated tax returns, for which no deferred asset has been recorded. No additional tax expense is expected, and there has been no current year tax benefit recorded.

6 SUBSEQUENT EVENTS

Subsequent events were evaluated through January 17, 2014, which is the date the financial statements were available to be issued. (There were no significant subsequent events.)

SUPPLEMENTARY INFORMATION

GUNN & COMPANY INCORPORATED

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2013

Total ownership equity from the Statement of Financial Condition	$ 12,887
Deductions and/or charges: Total non-allowable assets from Statement of Financial Condition	213
Net capital	$ 12,674

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of A.I. Liabilities)	$ 0
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 7,674
Excess net capital at 1000%	$ 12,674

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A. I. Liabilities from Statement of Financial Condition	$ 0
Total aggregate indebtedness	$ 0
Percentage of aggregate indebtedness to net capital	0.0%

OTHER RATIOS

Percentage of debt to debt – equity: total computed in accordance with Rule 15c3-1(d)	$ -

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKER-DEALER UNDER RULE 15c3-3

December 31, 2013

EXEMPTIVE PROVISIONS

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

(K)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name of Clearing Firm: Southwest Securities, Inc.
Clearing Firm SEC Number: 8-45123
Product Code: A11

GUNN & COMPANY INCORPORATED

INFORMATION RELATING TO THE POSSESSION OR CONTROL

REQUIREMENTS UNDER RULE 15c3-3

December 31, 2013

Not applicable.

GUNN & COMPANY INCORPORATED

RECONCILIATION PURSUANT TO RULE 17a-5(d) (4)

December 31, 2013

No material differences exist between the auditors' computation of net capital and the broker-dealer's corresponding computation of net capital included in the unaudited FOCUS Part II filing.

Independent Auditors' Report on Internal Control

Structure Required by SEC Rule 17a-5

To the Board of Directors
Gunn & Company Incorporated
San Antonio, Texas

In planning and performing our audit of the financial statements of Gunn & Company Incorporated as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Gunn & Company Incorporated, including consideration of control activities for safeguarding securities. This study included test of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in: [1] making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; [2.] complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions to prevent to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements hthat is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haan, Lindow & Company

A Professional Corporation

January 17, 2014

GUNN & COMPANY INCORPORATED

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2013